October 27, 2011
Vincent J. Di Stefano
Senior Counsel
Office of Disclosure and Review
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Re: Advisers Investment Trust: File Nos. 333-173080 and 811-22538
Dear Mr. Di Stefano:
On September 7, 2011, Advisers Investment Trust (the “Trust”), on behalf of Independent Franchise Partners US Franchise Equity Fund (the “Fund”), filed Pre-Effective Amendment No. 1 to its Registration Statement on Form N-1A (the “Amendment”). On October 12, 2011, you provided oral comments. The following is a summary of our understanding of your comments and the response from the Trust.
1.	SEC COMMENT: Add the Fund’s ticker symbol to the front cover of the prospectus.
     A ticker is not available until the Fund reaches a certain asset level. When the Fund reaches the required asset level, a ticker symbol will be obtained and will be included on the cover of subsequent filings.
2.	SEC COMMENT: Explain to the Staff how the management fee breakpoints work. Indicate whether Independent Franchise Partners, LLP ( the “Adviser”) has any “opt- outs” or ability to raise the fee (page 1).
The Fund has entered into an Investment Advisory Agreement (the “Agreement”) with Independent Franchise Partners, LLP (the “Adviser”) to provide investment management services to the Fund. Under the terms of the Agreement, the Fund pays the Adviser a monthly fee based on the Fund’s daily net assets.

The Adviser charges the Fund a management fee of 0.88% per annum calculated on the Fund’s average daily net assets, less a scale discount. This scale discount is based on the Adviser’s combined total assets under management and lowers the effective average management fee as assets under management grow, as illustrated in the table below. While the Adviser’s total assets under management remain above $5 billion, the effective overall annual fee for the Fund will be 0.68%. The Adviser’s total assets under management at the end of each calendar quarter will be used to calculate the effective annual fee to be applied during the next calendar quarter.
The fee applied to the Fund’s assets is a scaled basis point amount derived from the total assets under management by the Adviser as follows:

Adviser’s Assets		Net Fee for Assets in
Under	Scale Discount for Assets	each Range after	Effective Overall
Management	in each Range	Discount	Annual Fee
First $1 billion	—	0.88%	0.88%
$1-2 billion	0.10%	0.78%	At $2 billion 0.83%
$2-3 billion	0.20%	0.68%	At $3 billion 0.78%
$3-4 billion	0.30%	0.58%	At $4 billion 0.73%
$4-5 billion	0.40%	0.48%	At $5 billion 0.68%
Above $5 billion	—	—	0.68%
Contrary to the traditional asset management model that gives a firm’s largest clients the most favorable fees, and as part of IFP’s effort to demonstrate alignment with its clients, the firm’s partners made the decision from the firm’s inception that it would share the scale benefits available in its business with clients by charging clients a lower asset management fee as total assets at the firm grew. As such, the Fund’s assets and the assets of all other clients managed by the Adviser are aggregated to determine the applicable basis points reduction in the fee charged to the Fund and other clients. Additionally, in no instance would the Fund and other clients incur an advisory fee higher than 0.88%. During the term of the Agreement, there are no “opt-out” provisions or the ability to raise the advisory fees other than as a result of changes in assets under management within the scaled breakpoints as noted in the above table.

3.	SEC COMMENT: Include in the Example the expenses if the investor does not redeem Funds shares at the end of the period indicated (page 2).
     The Example has been revised to reflect the expenses a shareholder would incur if Fund shares are both held for the periods indicated and redeemed at the end of the periods.
4.	SEC COMMENT: Indicate that the Fund includes borrowings for investment purposes when it calculates the 80% of assets that will be invested in US equity securities (page 2).
     The disclosure in question has been revised to state:
“The Fund invests, under normal circumstances, at least 80% of its assets (net assets plus borrowings for investment purposes) in US equity securities.”
5.	SEC COMMENT: Indicate that in order for a security to be considered a U.S. equity security, at least 50% of its revenues must be derived from revenues, profits or operations in the U.S (page 2).
     The definition of “US equity securities” has been revised as follows:
“A US equity security is defined as a share of a company that is domiciled in the US or whose shares, including American Depositary Receipts (“ADRs”), are listed on a US stock exchange. Equity securities in which the Fund may invest include common and preferred stocks, securities exchangeable into common stocks, warrants, rights to purchase common stocks and sponsored and unsponsored ADRs, European Depositary Receipts (“EDRs”) and Global Depositary Receipts (“GDRs”).
6.	SEC COMMENT: Explain exactly what is included in the term “equity securities”. Use the description from page 5 of the prospectus. Should ADRs, GDRs and EDRs be considered “US equity” securities?(page 2)
     Please see the responses to Comments No. 5 and 10.
7.	SEC COMMENT: If the Fund has not adopted a policy to concentrate in a particular industry, do not use the word “concentrate” in the disclosure regarding non-diversification (page 2).
     The disclosure has been revised to state:

“The Fund is non-diversified, which means it may invest in a smaller number of companies than a diversified fund.”
8.	SEC COMMENT: Is there a capitalization limit on the Fund’s investments? If not, say so (page 2).
     The following statement has been added to the Fund Summary section of the prospectus:
“The Fund may invest in securities with a wide range of market capitalizations.”
9.	SEC COMMENT: Explain in the summary what is meant by the term “franchise” (page 2).
     To more clearly explain the definition of “franchise,” the sentence before the bullet points and the bullet points have been replaced with the following:
“The Fund typically will buy equity securities of franchise (“Franchise”) companies. The Adviser defines a Franchise company to be a business with a high and sustainable return on capital. This generally arises because the company possesses a unique and durable intangible asset (such as a brand, license, patent or distribution network) that provides a relatively consistent demand for its product or service. Franchise companies tend to exhibit the following characteristics:
•	Durable intangible assets (e.g. brands, licenses, patents);

•	Domestic/international growth potential;

•	Low capital intensity;

•	High free-cash generation;

•	Financial strength: comfortable coverage of fixed charges; and

•	Capable management.”
10.	SEC COMMENT: Are investments in non-U.S. equities a principal strategy? If not, remove Foreign and Emerging Market Investment Risk from the fund summary (page 3).
     Because the Fund may invest up to 20% in non-U.S. securities, the Adviser considers it a principal strategy and the following sentence has been added to the Principal Investment Strategies section in the summary:
“The Fund may also invest up to 20% of the value of its net assets in non-US equity securities, including EDRs, GDRs and equity securities in emerging markets.”

11.	SEC COMMENT: The Fund may invest up to 20% in non-U.S. equities. This seems like a principal policy and should be included in the summary (page 5).
     Please see the response to Comment No. 10.
12.	SEC COMMENT: The Fund may invest up to 10% of its assets in cash and cash equivalents. This seems like a principal policy and should be included in the summary (page 6).
     Disclosure regarding the Fund’s investments in cash and cash equivalents has been added to the summary section of the prospectus.
13.	SEC COMMENT: Distinguish between principal policies and non-principal policies (pages 6-7).
     All of the Policies and Strategies on page 5 are principal. Please see the response to Comment No. 12.
14.	SEC COMMENT: Include one and five-year average annual total returns (10).
     The Trust has added prior performance information for other accounts managed by the Adviser that employ the same investment strategy as the Fund in reliance on the no-action granted by the staff in Nicolas-Applegate Mutual Funds, 1997 SEC No-Act LEXIS 264 (Feb. 7, 1997). Providing average annual total returns for each year since inception provides a fair representation of the composite performance for the non-mutual fund accounts over time, particularly with the market swings. In addition, the five-year average annual total returns are included as requested.
15.	SEC COMMENT: Identify the party that independently verified IFP’s composite performance. Provide a copy of the report to the SEC.
     The Adviser engaged Deloitte LLP, an independent third party, to verify that the firm is compliant with the Global Investment Performance Standards (“GIPS®) for the period of June 1, 2009 to May 31, 2011. A copy of the verification report from Deloitte LLP dated August 30, 2011 is included as an attachment.
16.	SEC COMMENT: In note 2 to the composite performance states that the US Franchise Portfolios are concentrated and undiversified. Are the portfolios really concentrated? (page 11)
     The sentence has been revised to eliminate the reference to “concentrated and undiversified” and to clearly state that the portfolios are non-diversified.

17.	SEC COMMENT: Under “How to Purchase Shares”, how does an investor know that the financial intermediary is “authorized”? (page 13)
     The word “authorized” has been removed from the section.
18.	SEC COMMENT: The third paragraph under Purchases Through Financial Intermediaries states that an order is considered received by the Fund when it is received by the intermediary. The paragraph then states that any change in price due to the failure of the Fund to timely receive the order must be settled between the intermediary and the investor. Isn’t this contradictory?(page 14)
     The last sentence of the paragraph following the bullet points on page 14 has been deleted.
     Finally, the Trust requests that the registration statement be made effective on or before November 1, 2011. An acceleration request was previously submitted with Pre-Effective Amendment No. 1.
     The Trust has authorized me to convey to you that the Trust acknowledges the following:
1.	Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

2.	The action of the Commission or the staff, acting pursuant to delegated authority, in declare the filing effective, does not relieve the Trust from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

3.	The Trust may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     If you have any questions concerning this request please contact Michael V. Wible at (614) 469-3297.
Best regards,
Michael V. Wible

cc:	(w/ attachment) Scott Englehart Dina Tantra

example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain the same. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

	1 year		3 years
~~IFP US Franchise Equity Fund~~	$	~~112~~113	$	~~454~~457
You would pay the following expenses if you did not redeem your shares:

1 year	3 years
$87	$429
Portfolio Turnover: The Fund pays transaction costs, such as commissions, when it buys and sells securities (or “turns over” its portfolio). A higher portfolio turnover may indicate higher transaction costs and may result in higher taxes when Fund shares are held in a taxable account. These costs, which are not reflected in annual fund operating expenses or in the example, affect the Fund’s investment return.
Principal Investment Strategies: The Adviser pursues the Fund’s investment strategy by investing in a portfolio of equity securities. The Fund invests, under normal circumstances, at least 80% of its assets (net assets plus borrowings for investment purposes) in US equity securities. A US equity security is defined as a share of a company ~~deriving a significant portion of its revenue from~~that is domiciled in the US or whose shares, including American Depositary Receipts (“ADRs”), are listed on a US stock exchange.  ~~and may include includes common stock and, preferred stock, as well as and American Depositary Receipts (ADRs), Global Depositary Receipts (GDRs) and) (collectively, “US companies”).~~ Equity securities in which the Fund may invest include common and preferred stocks, securities convertible or exchangeable into common stocks, warrants, rights to purchase common stocks and sponsored and unsponsored ADRs, European Depositary Receipts (“EDRs”) and Global Depositary Receipts (“GDRs”). The Fund may invest up to 20% of the value of its net assets in non-US equity securities, including ~~European Depositary Receipts ((“~~EDRs~~).~~ ”), ~~Global Depositary Receipts (“~~GDRs~~”)~~ and equity securities in emerging markets. The Fund may also invest up to 10% of its net assets in cash and cash equivalents.
It is the intention of the Adviser that the Fund will be limited to 20 to 40 securities.
The Fund typically will buy equity securities of franchise (“Franchise”) companies. ~~Franchise companies are those that possess~~The Adviser defines a Franchise company to be a business with a high and sustainable return on capital. This generally arises because the company possesses a unique and durable intangible asset (such as a brand, license, patent or distribution network) that provides a relatively consistent demand for its product or service. Franchise companies tend to exhibit the following characteristics:
•	~~Resilient franchises/~~Durable intangible assets (e.g. brands, licenses, patents);

•	Domestic/international growth potential;

•	Low capital intensity;

•	High free-cash generation;

•	Financial strength: comfortable coverage of fixed charges; and

•	Capable management.

~~•~~	~~Estimated free cash flow yields benchmarked to and exceeding long-term (10 year) risk- free rates~~
The Adviser may sell a security held by the Fund when one or more of these characteristics change or are no longer applicable to the company.
The Fund may invest in securities with a wide range of market capitalizations.
The Fund is non-diversified, which means it may ~~concentrate its investments~~invest in a smaller number of companies than ~~may~~ a diversified fund.
Principal Investment Risks: All investments carry a certain amount of risk, and the Fund cannot guarantee that it will achieve its investment objective. The value of the Fund’s investments will fluctuate with market conditions, and the value of your investment in the Fund also will vary. You could lose money on your investment in the Fund, or the Fund could perform worse than other investments. Investments in the Fund are not deposits of a bank and are not insured or guaranteed by the Federal Deposit Insurance Corporation (“FDIC”) or any other government agency. Below are the main risks of investing in the Fund.
Market Risk. Market risk refers to the risk related to investments in securities in general and the daily fluctuations in the securities markets. The Fund’s investment return per share will change daily based on many factors, including fluctuation in interest rates, the quality of the instruments in the Fund’s investment portfolio, national and international economic conditions and general market conditions.
Equity Risk. The value of the equity securities held by the Fund, and thus the value of the Fund’s shares, can fluctuate, at times dramatically. The prices of equity securities are affected by various factors, including market conditions, political and other events, and developments affecting the particular issuer or its industry or geographic sector. When the value of the Fund’s investments goes down, your investment in the Fund decreases in value.
Small and Mid Cap Company Risk. These companies may be subject to greater market risks and fluctuations in value than large capitalization companies and may not correspond to changes in the stock market in general.
Foreign and Emerging Market Investment Risk. Foreign investing involves risks not typically associated with US investments, including adverse fluctuations in foreign currency values and adverse political, social and economic developments affecting a foreign country. The foreign securities in which the Fund may invest may be issued by issuers located in emerging markets or developing countries. Emerging markets may have relatively unstable governments, economies based on only a few industries and securities markets that trade a small number of securities.

To Buy or Sell Shares
IFP US Franchise Equity Fund
c/o The Northern Trust Company
P.O. Box 4766
Chicago, IL 60680-4766
Telephone: 855-233-0437 or 312-557-7902
You can buy or sell shares of the Fund on any business day which the Fund is open through your broker or financial intermediary, or by mail or telephone. You can pay for shares by wire.
Dividends, Capital Gains and Taxes
The Fund intends to make distributions that are generally taxable as ordinary income or capital gains, except when your investment is in an IRA, 401(k) or other tax-advantaged investment plan.
Payments to Broker-Dealers and Other Financial Intermediaries
If you purchase the Fund through a broker-dealer or other financial intermediary (such as a bank), the Adviser may pay the intermediary for the sale of Fund shares and related services. These payments may create a conflict of interest by influencing the broker-dealer or other intermediary and your salesperson to recommend the Fund over another investment. Ask your salesperson or visit your financial intermediary’s web site for more information.
FUND DETAILS
Principal Investment Objectives and Strategies
Investment Objective
The IFP US Franchise Equity Fund seeks to achieve an attractive long-term rate of return.
Policies and Strategies
The Adviser pursues the Fund’s investment strategy by investing in a portfolio of equity securities. Consistent with the Fund’s investment objective, the Fund:
•	will, under normal circumstances, invest at least 80% of the value of its assets (net assets plus borrowings for investment purposes) in an actively managed portfolio of US equity securities. A US equity security is defined as a share of a company ~~deriving a significant portion of its revenue from the US;~~ that is domiciled in the US or whose shares, including ADRs, are listed on a US stock exchange~~, and includes common stock, preferred stock and American Depositary Receipts (ADRs) (collectively, “US companies”)~~ ;

•	will invest in the following types of securities: common stocks, preferred stocks, securities convertible or exchangeable into common stocks, warrants, rights to purchase common stocks and sponsored and unsponsored ADRs, EDRs and GDRs;

•	may invest up to 20% of the value of its net assets in non-US equity securities, including ~~European Depositary Receipts (“~~EDRs~~”)~~, ~~Global Depositary Receipts (“~~GDRs~~”)~~ and equity securities in emerging markets; and

•	may invest up to 10% of its net assets in cash and cash equivalents.
Shareholders will be given 60 days’ advance notice of any change in the Fund’s policy to invest at least 80% of the value of its net assets in US equity securities.
Investment Risks
Any investment in the Fund is subject to investment risks, including the possible loss of the principal amount invested. Generally, the Fund will be subject to the following risks:
Market Risk. Market risk refers to the risk related to investments in securities in general and the daily fluctuations in the securities markets. The Fund’s investment return per share will change daily based on many factors, including fluctuation in interest rates, the quality of the instruments in the Fund’s investment portfolio, national and international economic conditions and general market conditions.
Equity Risk. The value of the equity securities held by the Fund, and thus the value of the Fund’s shares, can fluctuate, at times dramatically. The prices of equity securities are affected by various factors, including market conditions, political and other events, and developments affecting the particular issuer or its industry or geographic sector. When the value of the Fund’s investments goes down, your investment in the Fund decreases in value and you could lose money.
Management Risk. The Adviser’s judgments about the attractiveness, value and potential appreciation of particular asset class or individual security in which the Fund invests may prove to be incorrect and there is no guarantee that the Adviser’s judgment will produce the desired results.
Foreign Investment Risk. Foreign investing may involve risks not typically associated with US investments, including adverse fluctuations in foreign currency values. Investments in foreign countries could be affected by factors not present in the US, such as restrictions on receiving the investment proceeds from a foreign country, foreign tax laws, and potential difficulties in enforcing contractual obligations. Foreign accounting may be less transparent than US accounting practices and foreign regulation may be inadequate or irregular. Owning foreign securities could cause the Fund’s investment return to fluctuate more than if it held only US securities.
Depositary Receipts Risk. The Fund may invest in securities of foreign issuers in the form of depositary receipts, such as ADRs, EDRs and GDRs, which typically are issued by local financial institutions and evidence ownership of the underlying securities. Depositary receipts are generally subject to the same risks as the foreign securities that they evidence or into which they may be converted. Depositary receipts may or may not be jointly sponsored by the underlying issuer. The issuers of unsponsored depositary receipts are not obligated to disclose information that is, in the United States, considered material. Therefore, there may be less information available regarding these issuers and there may not be a correlation between such information and the market value of the depositary

Investment Adviser
Independent Franchise Partners, LLP, Level 5, 20 Balderton Street, London, W1K 6TL, United Kingdom, manages the day-to-day investment decisions of the Fund and continuously reviews, supervises and administers the Fund’s investment program. The Adviser is authorized and regulated by the Financial Services Authority in the United Kingdom and is an investment adviser registered with the Securities and Exchange Commission in the United States under the Investment Advisers Act of 1940, as amended. The Adviser has been an investment adviser to US and foreign institutions and private funds since June 2009. As of June 30, 2011, the Adviser managed approximately $6.05 billion in assets.

Contractual Rate
(as % of average daily net
Fund	assets)
IFP US Franchise Equity Fund	0.68%
The Adviser charges the Fund a management fee of 0.88% per annum calculated on the Fund’s average daily net assets, less a scale discount. This scale discount is based on the Adviser’s combined total assets under management and lowers the effective average management fee as assets under management grow, as illustrated in the table below. While the Adviser’s total assets under management remain above $5 billion, the effective overall annual fee for the Fund will be 0.68%. The Adviser’s total assets under management ~~and~~at the end of each calendar quarter will be used to calculate the ~~corresponding~~ effective annual fee to be applied ~~throughout each quarter are calculated at the start of~~ during the next calendar quarter.

Adviser’s Assets		Net Fee for Assets in
Under	Scale Discount for Assets	each Range after	Effective Overall
Management	in each Range	Discount	Annual Fee
First $1 billion	—	0.88%	0.88%
$1-2 billion	0.10%	0.78%	At $2 billion 0.83%
$2-3 billion	0.20%	0.68%	At $3 billion 0.78%
$3-4 billion	0.30%	0.58%	At $4 billion 0.73%
$4-5 billion	0.40%	0.48%	At $5 billion 0.68%
Above $5 billion	—	—	0.68%
Disclosure regarding the basis for the Board of Trustees’ approval of the Investment Advisory Agreement between the Adviser and the Fund will be available in the next Fund’s report to shareholders after the contract approval.

US Franchise Equity Strategy Composite
~~Average Annual Total~~Performance Returns
For Years Ended December 31

			S&P
Calendar Year	Composite Return[1]	Russell 1000 Value Index[2]	500 Index[2]
2010	19.12%	15.50%	15.06%
2009	29.57%	19.69%	26.45%
2008	(26.93)%	(36.85)%	(37.00)%
2007	(1.26)%	(0.18)%	5.49%
2006	18.11%	22.39%	15.79%
2005[3]	6.41%	5.25%	5.77%

Average Annual Returns
5 year[4]	5.63%	1.28%	2.29%
Since Inception[5]	~~7.82~~6.18%	~~2.90~~-0.08%	~~4.19%~~1.26%

[1]	The investment returns provided reflect returns for the Morgan Stanley American Franchise Equity Composite for the period June 30, 2005 to May 31, 2009 and the Independent Franchise Partners, LLP (IFP) US Franchise Equity Composite from June 1, 2009 to September 30, 2011. Independent Franchise Partners, LLP claims compliance with the Global Investment Performance Standards (GIPS®) and has prepared and presented this report in compliance with the GIPS standards. Independent Franchise Partners, LLP has been independently verified for the period June 1, 2009 to May 31, 2011. The verification report is available upon request. Returns for the Morgan Stanley American Franchise Equity Composite reflect the returns generated by the investment team prior to founding IFP and have been prepared and presented by Morgan Stanley Investment Management (MSIM) in compliance with the Global Investment Performance Standards (GIPS®). The Firm’s investment team managed the strategy at MSIM from June 23, 2005 to June 15, 2009. The investment team at IFP applies the same investment philosophy, research process, and portfolio construction tools as they did when they managed the strategy at MSIM.

Data as of September 30, 2011. Past investment returns are no guarantee of future results. Investment returns reflect average annual rates of return. Periods less than one year are not annualized. The returns shown are GROSS of investment advisory fees, are quoted in US dollars and include the reinvestment of dividends and income. The inception date of the IFP US Franchise Equity Strategy Composite is June 1, 2009. Long-term return data has been provided for informational purposes only as an indication of the investment team’s record in managing US Franchise portfolios at MSIM.

~~[2]~~[2]	US Franchise portfolios are ~~concentrated, undiversified~~non-diversified and constructed without regard to a benchmark. For reference purposes, the primary benchmark is the Russell 1000 Value Index, which measures the investment return of the large-cap value segment of the US equity universe. It includes those Russell 1000 companies with lower price-to-book ratios and lower expected growth values. The Russell 1000 Value Index is constructed to provide a comprehensive and unbiased barometer for the large-cap value segment of the US economy. The Index is completely reconstituted annually to ensure new and growing equities are included and that the represented companies continue to reflect value characteristics. Benchmark returns are net of withholding taxes with dividends reinvested. The secondary benchmark is the S&P 500 Index, which is a capitalization-weighted index of 500 US stocks. The benchmark is designed to measure the investment return of the broad domestic US economy through changes in the aggregate market value of 500 stocks representing all major industries. Sources of foreign exchange rates may be different between composites and the benchmark; however, there have not been any material differences to date. Benchmark returns are net of withholding taxes with dividends reinvested. You cannot invest directly in an index. Unlike mutual funds, the index does not incur expenses. If expenses were deducted, the actual returns of this index would be lower.

~~[3]~~[3]	Returns from June 30, 2005 (composite inception) through December 31, 2005.

[4]	Returns from January 1, 2006 through December 31, 2010. Returns are annualized.

[5]	Returns from June 30, 2005 (original composite inception at Morgan Stanley Investment Management) through ~~June~~September 30, 2011. Returns are annualized.
Administrator, Distributor, Transfer Agent and Custodian
The Northern Trust Company (“Transfer Agent”), 50 South LaSalle Street, Chicago, Illinois 60603, serves as Financial Administrator, Transfer Agent and Custodian for the Fund. Beacon Hill Fund Services, Inc., 4041 N. High Street, Columbus, Ohio 43214 provides Compliance Services, Financial Controls Services and Business Management and Governance Services for the Fund. BHIL Distributors, Inc., 4041 N. High Street, Columbus, OH 43214, distributes shares of the Fund. BHIL Distributors, Inc. is an affiliate of Beacon Hill Fund Services, Inc.

YOUR ACCOUNT
Pricing Your Shares
When you buy and sell shares of the Fund, the price of the shares is based on the Fund’s net asset value per share (“NAV”) next determined after the order is received.
Calculating the Fund’s NAV.
The NAV is calculated at the close of trading of the New York Stock Exchange (“NYSE”), normally 4:00 p.m., Eastern time (“ET”) /3:00 p.m. Central time (“CT”) except for the following days on which the share price of the Fund is not calculated: Saturdays and Sundays; US national holidays including New Years’ Day, Martin Luther King, Jr. Day, Presidents’ Day, Good Friday, Memorial Day, Independence Day, Labor Day, Thanksgiving Day and Christmas Day; and English public holidays, including Easter Monday, Early May Bank Holiday (first Monday of May), Spring Bank Holiday (June 4, 2012), Diamond Jubilee (June 5, 2012), Summer Bank Holiday (last Monday in August), and Boxing Day. Your order to purchase or sell shares is priced at the next NAV calculated after your order is received in good order by the Fund or a financial intermediary. Only purchase orders received in good order by the Fund before 4:00 p.m. ET/3:00 p.m. CT will be effective at that day’s NAV. On occasion, the NYSE will close before 4:00 p.m. ET/3:00 p.m. CT. When that happens, purchase requests received by the Fund or ~~an authorized agent of the Fund~~a financial intermediary after the NYSE closes will be effective the following business day. The NAV of the Fund may change every day.
A purchase, redemption or exchange request is considered to be “in good order” when all necessary information is provided and all required documents are properly completed, signed and delivered. Requests must include the following:
•	The account number (if issued) and Fund name;

•	The amount of the transaction, in dollar amount or number of shares;

•	For redemptions and exchanges (other than online, telephone or wire redemptions), the signature of all account owners exactly as they are registered on the account;

•	Required signature guarantees, if applicable; and

•	Other supporting legal documents and certified resolutions that might be required in the case of estates, corporations, trusts and other entities or forms of ownership. Call 855-233-0437 or 312-557-7902 for more information about documentation that may be required of these entities.
Additionally, a purchase order initiating the opening of an account is not considered to be in “good order” unless you have provided all information required by the Fund’s “Customer Identification Program” as described below.

Valuing the Fund’s Assets.
The market value of the Fund’s investments is determined primarily on the basis of readily available market quotations. The Fund generally uses pricing services to determine the market value of securities.
If market quotations for a security are not available or market quotations or a price provided by a pricing service do not reflect fair value, or if an event occurs after the close of trading on the domestic or foreign exchange or market on which the security is principally traded (but prior to the time the NAV is calculated) that materially affects fair value, the Fair Value Committee, established by the Board of Trustees, will value the Fund’s assets at their fair value according to policies approved by the Board of Trustees. For example, if trading in a portfolio security is halted and does not resume before the Fund calculates its NAV, the Fair Value Committee may need to price the security using the Fund’s fair value pricing guidelines.
Without a fair value price, short-term investors could take advantage of the arbitrage opportunity and dilute the NAV of long-term investors. While fair valuation of the Fund’s portfolio securities can serve to reduce arbitrage opportunities, there is no assurance that fair value pricing policies will prevent dilution of the NAV by short-term investors. Fair valuation involves subjective judgments, and it is possible that the fair value determined for a security may differ materially from the value that could be realized upon the sale of the security.
How to Purchase Shares
You may purchase shares directly from the Fund or through your broker or financial intermediary on any business day which the Fund is open, subject to certain restrictions described below. Purchase requests received by the Fund or ~~an authorized~~a financial intermediary before 4:00 p.m. ET/3:00 p.m. CT (or before the NYSE closes, if it closes early) will be effective at that day’s share price. Purchase requests received by the Fund or ~~an authorized~~a financial intermediary after the close of trading on the NYSE are processed at the share price determined on the following business day. You may invest any amount you choose, as often as you wish, subject to a minimum initial investment of $3,000,000. Subsequent investments for all accounts must be at least $250,000. The Fund reserves the right to waive these minimums.
Customer Identification Program: Important Information About Procedures for Opening an Account.
Federal law requires all financial institutions to obtain, verify and record information that identifies each person who opens an account. When you open an account, we will ask for your name, residential address, date of birth, government identification number and other information that will allow us to identify you. We also may ask to see your driver’s license or other identifying documents.
If we do not receive the required information, there may be a delay in processing your investment request, which could subject your investment to market risk. If we are unable to immediately verify your identity, the Fund may restrict further investment until your identity is verified. However, if we are unable to verify your identity, the Fund reserves the right to close your account without notice and return your investment to you at the NAV determined on the day in which your account is liquidated. If we close your account because we are unable to verify your identity, your investment will be subject to market fluctuation, which could result in a loss of a portion of your principal investment. If your account is closed at the request of governmental or law enforcement authorities, the Fund may be required by the authorities to withhold the proceeds.
Purchases Through Financial Intermediaries.
You may make initial and subsequent purchases of shares of the Fund through a financial intermediary, such as an investment adviser or broker-dealer, bank or other financial institution that purchases shares for its customers. The Fund may authorize certain financial intermediaries to receive purchase and sale orders on its behalf. Before investing in the Fund through a financial intermediary, you should read carefully any materials provided by the intermediary together with this prospectus.
When shares are purchased this way, the financial intermediary may:
•	charge a fee for its services;

•	act as the shareholder of record of the shares;

•	set different minimum initial and additional investment requirements;

•	impose other charges and restrictions;

•	designate intermediaries to accept purchase and sale orders on the Fund’s behalf; or

•	impose an earlier cut-off time for purchase and redemption requests.
The Fund considers a purchase or sale order as received when a financial intermediary receives the order in proper form before 4:00 p.m. ET/3:00 p.m. CT. These orders will be priced based on the Fund’s NAV next computed after such order is received by the financial intermediary. It is the responsibility of the financial intermediary to transmit properly completed purchase orders to the Fund in a timely manner. ~~Any change in price due to the failure of the Fund to timely receive an order must be settled between the investor and the financial intermediary placing the order.~~
Shares held through an intermediary may be transferred into your name following procedures established by your intermediary and the Fund. Certain intermediaries may receive compensation from the Fund, the Adviser or their affiliates.
Fund Direct Purchases.
You also may open a shareholder account directly with the Fund. You can obtain a copy of the New Account Application by calling the Fund at 855-233-0437 or 312-557-7902 on days the Fund is open for business. You may invest in the following ways:
By Wire.
To Open a New Account:
•	Call 855-233-0437 or 312-557-7902 on days the Fund is open for business.

It is the intention of the Adviser to close the Fund to new investors when the Adviser’s US Franchise Equity Strategy (the “US Strategy”) reaches $3 billion in total assets under management. Investors, including retirement plans, who are invested in the Fund on or prior to the US Strategy reaching $3 billion in total assets under management and other categories of investors approved by the Board of Trustees, may continue to open accounts or make additional purchases in their existing accounts.
It is the intention of the Adviser to close the Fund to all new investments when the US Strategy reaches $5 billion in total assets. You will receive notice prior to the closing of the Fund.
How to Redeem Shares
You may redeem all or part of your investment in the Fund on any day that the Fund is open for business, subject to certain restrictions described below. Redemption requests received by the Fund or ~~an authorized~~a financial intermediary before 4:00 p.m. ET/3:00 p.m. CT (or before the NYSE closes if it closes before 4:00 p.m. ET/3:00 p.m. CT) will be effective that day. Redemption requests received by the Fund or ~~an authorized~~a financial intermediary after the close of trading on the NYSE are processed at the NAV determined on the following business day.
The price you will receive when you redeem your shares will be the NAV next determined after the Fund receives your properly completed order to sell, reduced by the redemption fee described below. You may receive proceeds from the sale by check, bank wire transfer or direct deposit into your bank account and in certain cases, payment may be made in securities of the Fund as described in “Additional Information About Redemptions”. The proceeds may be more or less than the purchase price of your shares, depending on the market value of the Fund’s securities at the time your redemption request is received. A financial intermediary may charge a transaction fee to redeem shares. In the event that a wire transfer is impossible or impractical, the redemption check will be sent by mail to the designated account.
Redemption Fee.
The Fund will charge a redemption fee of 0.25% of the total redemption amount if you sell your shares, regardless of the length of time you have held your shares and subject to certain exceptions and limitations described below. The redemption fee is paid directly to the Fund and is intended to encourage long-term investment in the Fund, to facilitate portfolio management and to avoid (or compensate the Fund for the impact of) transaction and other Fund expenses incurred as a result of shareholder redemptions.
This fee does not apply to:
•	Shares acquired from the initial capitalization of the Fund.

•	Redemptions-in-kind.
Redemptions Through a Financial Intermediary.
If you purchased shares from ~~an authorized~~a financial intermediary, you may sell (redeem) shares by contacting your financial intermediary.
Redeeming Directly from the Fund.

GIPS® Compliance Report and Independent Accountants’ Report
Period ended 31 May 2011

Contents

Page
GIPS® Compliance Report	1
Independent Accountants’ Report	3

GIPS® Compliance Report by the Members
Independent Franchise Partners, LLP — “the Firm”
Responsibilities of the Members
As the Members of the Firm we are responsible for:
a)	the identification of policies relating to the presentation and calculation of investment performance in order to comply with the Global Investment Performance Standards (“GIPS®”) issued in April 1999 (and as revised and adopted by the GIPS® Executive Committee on 29 January 2010); and

b)	the design, implementation and maintenance of procedures to provide reasonable assurance on an ongoing basis that the policies are followed.
We have reviewed the procedures in operation during the period and applied retrospectively to support the following policies and disclosures.
Independent Franchise Partners, LLP firm-wide GIPSf® assertions
The Firm has complied with the requirements of GIPS® on a firm-wide basis in its application of processes and procedures to calculate and present composite reports and in compiling the performance results of each of the Firm’s composites for the period from 1 June 2010 to 31 May 2011. For the purposes of complying with GIPS®, the Firm has been defined as:
An independent investment management firm that was established on 15 June 2009. The firm manages two equity strategies, Global Franchise and US Franchise, for clients based globally.
All assets that are managed by Independent Franchise Partners, LIP are included in composites for GIPS® compliance.
In particular, the following policies required by GIPS® have been complied with in compiling composite reports for the period 1 June 2010 to 31 May 2011.
1.	All of the Firm’s actual, discretionary, fee-paying portfolios are included in appropriate composites defined according to the investment strategy or investment objective. The Firm’s list and description of composites is available on request. The list of composites represents all of the composites of the Firm for the period from 1 June 2010 to 31 May 2011.

2.	The Firm’s policies for defining, creating and maintaining composites have been consistently applied.

3.	Composites include new portfolios at the start of the first full calendar month after funding.

4.	Composites exclude terminated portfolios after the last full month that the portfolios were under management, but composites continue to include terminated portfolios for all periods prior to termination.

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5.	Accounting systems and information flows are designed to ensure input data requirements of GIPS® have been complied with when computing portfolio returns.

6.	Portfolio returns are calculated according to a time-weighted total return methodology, based on daily valuations and accrual of income. Cash flows are assumed to occur at the beginning of each day.

7.	Composite returns are calculated by asset-weighting the individual portfolio returns using beginning-of-period values and external cash flows.

8.	If there are five or fewer portfolios in the composite then dispersion and the actual number of portfolios are not shown.

9.	Composite returns for the required period are presented with all required disclosures.
Signed on behalf of the Firm
Member of Independent Franchise Partners, LLP
30 August 2011
Member of Independent Franchise Partners, LLP
30 August 2011

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Independent Accountants’ Report to the Members of Independent Franchise Partners, LLP
Use of this report
This report is intended solely for the use of Independent Franchise Partners, LLP (“the Firm”), as defined in the GIPS Compliance Report by the Members, and for the information of existing and prospective clients of the Firm. However we will not accept any liability/responsibility to those parties or to any other party to whom this report is shown or into whose hands it may come. You may not provide our report or copies thereof to any other third party. You agree to indemnify us against any liabilities, losses, expenses or other costs we reasonably incur in connection with any claims against us by any such existing or prospective clients or any other third party in connection with this engagement or report. You agree not to use our report or references to it in material disseminated to the general public without our express written permission. In any cases where marketing literature is prepared which will refer either to us or our report, you will seek our consent to those references in advance and we reserve the right to refuse.
Scope
This report covers solely the application by the Firm of the Global Investment Performance Standards, (“GIPS®”) issued in April 1999 (and as revised and adopted by the GIPS® Executive Committee on 29 January 2010), defined in the GIPS® Compliance Report by the Members. GIPS® apply to the investment performance presentation and calculation operations carried out by the Firm and do not extend to any other business or operations of the Firm.
Our work was based upon obtaining an understanding of the policies and procedures applied by management in compiling performance reports for the period 1 June 2010 to 31 May 2011, assessment of whether such policies and procedures were appropriate to achieve compliance with GIPS®, enquiry of management, review of documents supplied to us and testing of such policies and procedures to confirm their operation.
Individual composite presentations and return calculations have not been subject to a detailed examination and accordingly we do not express an opinion on individual composite reports, including any such reports which may become attached to this report.
Our work on the underlying accounting systems used to produce valuation information for performance calculation purposes was restricted to a review of the design of processes and procedures to meet the input data requirements of GIPS® and no detailed testing of those processes and procedures was undertaken. Our work did not include tests of transactions in respect of any particular customer or composite and the work performed is substantially less in scope than an audit performed in accordance with International Standards on Auditing (UK and Ireland). Accordingly, we have not carried out any independent examination of, and do not express an opinion on, the net asset value or the change in net asset value of any individual portfolio or composite.

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Respective responsibilities of Members and the reporting accountants
The responsibilities of Members for GIPS® compliance are set out in the GIPS® Compliance Report by the Members on pages 1 and 2. The policies described in that report set out the policies established by the Members to achieve compliance with GIPS and are the responsibility of the Members of the Firm.
It is our responsibility to form an independent opinion, based on the work we have carried out, on whether these policies are designed to calculate and present performance reports in compliance with GIPS and to ensure the composite construction requirements of GIPS® have been complied with in compiling composite reports for the reporting period 1 June 2010 to 31 May 2011 and to report our opinion to the Members of the Firm.
Basis of opinion
Our review was conducted in accordance with the framework for reporting set out in the guidance issued by the Audit Faculty of the Institute of Chartered Accountants in England and Wales, Technical Release Audit 1/00, and procedures set out in Section III of GIPS® issued in 1999 (and now Section IV of GIPS® as revised and adopted by the GIPS® Executive Committee on 29 January 2010).
Procedures designed to address specific policies are subject to inherent limitations and, accordingly, errors or irregularities may occur and not be detected. Such procedures cannot guarantee protection against fraudulent collusion or misrepresentation, especially on the part of those holding positions of authority or trust. Furthermore, this opinion is based on historical information and the projection of any information or conclusions to any future periods would be inappropriate.
Opinion
Based on the above, in our opinion:
•	in compiling composite reports for the period from 1 June 2010 to 31 May 2011 the Firm has complied, in all material respects, with all the composite construction requirements of GIPS® on a firm-wide basis; and

•	in compiling composite reports for the period from 1 June 2010 to 31 May 2011, the GIPS® Compliance Report by the Members of the Firm on pages 1 and 2 appropriately reflects the extent to which processes and procedures designed to calculate and present composite reports in compliance with GIPS® were followed during the period.
Deloitte LLP
Chartered Accountants
London, England
30 August 2011

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